**Exhibit 32.2**

**CERTIFICATION ACCOMPANYING PERIODIC REPORT PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
<u>CERTIFICATION OF CHIEF FINANCIAL OFFICER</u>**

The undersigned, Michael McDonald, Chief Financial Officer of The Fairchild Corporation ("Company"), hereby certifies that (1) the Quarterly Report of the Company on Form 10-Q for the Quarterly Period Ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, and (2) the information contained in the Report fairly presents, in all material respects, the financial condition and the results of operations of the Company.

Date:       November 30, 2007

<u>/s/</u>  <u>MICHAEL L. McDONALD</u>
Michael L. McDonald
Chief Financial Officer